Exhibit 99.1

July 31, 2013

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary First Capital Realty, Inc. for the Second Quarter of 2013

Below please find an announcement from First Capital Realty, Inc. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 45.5% ownership), whose shares are publicly-traded on the Toronto Stock Exchange, regarding its second quarter of 2013 financial results, as published on July 30, 2013 in Canada.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

LOCATION LOCATION LOCATION®

FIRST CAPITAL REALTY ANNOUNCES Q2 RESULTS

Completes $600 million syndicated unsecured credit facility

Toronto, Ontario (July 30, 2013) – First Capital Realty Inc. (“First Capital Realty”) (TSX: FCR) Canada’s leading owner, developer and manager of well located, high quality urban retail-centered properties, announced today financial results for the three and six months ended June 30, 2013.

SIX MONTHS HIGHLIGHTS

	$ millions
Six months ended June 30	2013	2012 (1)
Enterprise value	$7,310	$6,661
Debt to total assets	41.9%	44.3%
Debt to total market capitalization	42.8%	43.9%
Weighted term of fixed-rate debt (years)	5.9	4.9
Property rental revenue	$318	$280
Net operating income (NOI) (2)	$199	$179

	in millions (except shares)		per share
Six months ended June 30	2013	2012 (1)	2013	2012 (1)
Funds from Operations (FFO) (2)	$106.2	$92.3	$0.51	$0.51
FFO excluding other gains (losses) and (expenses)	$105.7	$89.9	$0.51	$0.50
Weighted average diluted shares for FFO (000s)	208,605	181,192
Adjusted Funds from Operations (AFFO) (2)	$109.3	$92.4	$0.49	$0.46
AFFO excluding other gains (losses) and (expenses)	$104.3	$91.1	$0.46	$0.46
Weighted average diluted shares for AFFO (000s)	224,735	198,661
Net income attributable to common shareholders	$125.9	$221.2	$0.60	$1.16

(1)	Restated for the effects of the adoption of IFRS 10, “Consolidated Financial Statements” and IFRS 11, “Joint Arrangements”. Refer to Note 3 to the interim unaudited consolidated financial statements for further information.
(2)	See “Non-IFRS Supplemental Financial Measures” section of this press release.

•	Invested $348 million in development activities, acquisitions, property improvements and other real estate assets;

•	Added 362,000 square feet of gross leasable area from acquisitions, development and redevelopment coming on line;

•

Acquired one medical office and retail property, eight properties adjacent to existing shopping centres, and four development land parcels. These acquisitions added 163,000 square feet of gross leasable area and 5.4 acres of land for future development;

•

Disposed of nine shopping centres, four land parcels and an interest in one land parcel and other real estate assets for gross proceeds of $264 million and a reduction in gross leasable area of 1,065,000 square feet;

•	3.7% total same property NOI growth; 3.2% same property – stable NOI growth;

•	10.6% rate per square foot increase on 526,000 square feet of renewal leases;

•	Occupancy of same property – stable of 97.4% as compared to 97.6% at December 31, 2012 and 97.4% at June 30, 2012;

•	Total occupancy of 95.2% compared to 95.6% at December 31, 2012 and 95.7% at June 30, 2012;

•

Gross new leasing totalled 398,000 square feet including development and redevelopment coming on line; lease closures totalled 294,000 square feet and closures for redevelopment totalled 90,000 square feet;

•

Completed new leasing on existing space totalling 238,000 square feet at an average rate of $19.43 per square foot; lease rates on new development and redevelopment coming on line totaling 160,000 square feet at an average rate of $24.90 per square foot;

•	Lease rates on openings and redevelopment coming on line increased by 5.4% versus all lease closures;

•	Average lease rate per occupied square foot increased by $0.04 from December 31, 2012 to $17.55 at June 30, 2013, excluding acquisitions and dispositions;

•	Average lease rate per occupied square foot increased by $0.22 from December 31, 2012 to $17.73 at June 30, 2013, including acquisitions and dispositions.

QUARTER HIGHLIGHTS

	in millions
	(except shares)		per share
Three months ended June 30	2013	2012 (1)	2013	2012 (1)
Funds from Operations (FFO) (2)	$53.3	$48.1	$0.26	$0.26
FFO excluding other gains (losses) and (expenses)	$53.8	$46.0	$0.26	$0.25
Weighted average diluted shares for FFO (000s)	209,010	181,906
Adjusted Funds from Operations (AFFO) (2)	$56.4	$48.0	$0.25	$0.24
AFFO excluding other gains (losses) and (expenses)	$53.9	$46.5	$0.24	$0.23
Weighted average diluted shares for AFFO (000s)	225,785	200,311
Net income attributable to common shareholders	$73.2	$122.2	$0.34	$0.63

(1)	Restated for the effects of the adoption of IFRS 10, “Consolidated Financial Statements” and IFRS 11, “Joint Arrangements”. Refer to Note 3 to the interim unaudited consolidated financial statements for further information.
(2)	See “Non-IFRS Supplemental Financial Measures” section of this press release.

•	Invested $212 million in development activities, acquisitions, property improvements and other real estate assets;

•	Added 139,000 square feet of gross leasable area from acquisitions, development and redevelopment coming on line;

•	Acquired five properties adjacent to existing shopping centres, adding 76,000 square feet of gross leasable area;

•

Disposed of eight shopping centres, three land parcels and an interest in one land parcel and other real estate assets for gross proceeds of $217 million and a reduction in gross leasable area of 989,000 square feet;

•	3.1% total same property NOI growth; 2.1% same property – stable NOI growth;

•

Gross new leasing totalled 188,000 square feet including development and redevelopment coming on line; lease closures totalled 118,000 square feet and closures for redevelopment totalled 37,000 square feet;

•

Completed new leasing on existing space totalling 123,000 square feet at an average rate of $19.67 per square foot; lease rates on new development and redevelopment coming on line totaling 65,000 square feet at an average rate of $25.85 per square foot.

“We continue to steadily execute our strategy of owning, developing and managing high quality assets in the best urban markets in the country while maintaining a strong and disciplined financial position.” said Dori J. Segal, President and CEO. “We believe our long-implemented strategy has become even more relevant today, given the competition and consolidation in the retail space and a volatile interest rate environment.”

NET INCOME

	Three months ended June 30		Six months ended June 30
($ millions, except per share amounts)	2013	2012 (1)	2013	2012(1)
Net income attributable to common shareholders	$73.2	$122.2	$125.9	$221.2
Net income per share attributable to common shareholders (diluted)	$0.34	$0.63	$0.60	$1.16

(1)	Restated for the effects of the adoption of IFRS 10, “Consolidated Financial Statements” and IFRS 11, “Joint Arrangements”. Refer to Note 3 to the interim unaudited consolidated financial statements for further information.

Net income attributable to common shareholders for the three months ended June 30, 2013 was $73.2 million or $0.34 per share (diluted) compared to $122.2 million or $0.63 per share (diluted) for the three months ended June 30, 2012. Net income attributable to common shareholders for the six months ended June 30, 2013 was $125.9 million or $0.60 per share (diluted) compared to $221.2 million or $1.16 per share (diluted) for the six months ended June 30, 2012.

For the three months ended June 30, 2013, the decrease in net income as compared to the same prior year period is primarily due to $65.3 million lower net increase in value of investment properties, offset by an increase in NOI resulting from net acquisitions, development and redevelopment projects coming on line and same property NOI growth. On a per share basis, the decrease is also partially due to the increase in the weighted average number of common shares outstanding resulting from various equity financing activities and growth of the Company.

For the six months ended June 30, 2013, the decrease in net income as compared to the same prior year period is primarily due to $125.6 million lower net increase in value of investment properties, offset by an increase in NOI resulting from net acquisitions, development and redevelopment projects coming on line and same property NOI growth. On a per share basis, the decrease is also partially due to the increase in the weighted average number of common shares outstanding resulting from various equity financing activities and growth of the Company.

FFO AND AFFO

FFO is considered a meaningful additional financial measure of operating performance, as it excludes fair value gains and losses on investment properties. FFO adjusts for certain items included in IFRS net income that may not be the most appropriate determinants of the long-term operating performance of the Company including certain cash and non-cash gains and losses, as well as adjustments to convert the Company’s share of IFRS profits to FFO for non-controlling interest, and provides a perspective on the financial performance that is not immediately apparent from net income determined in accordance with IFRS.

In the second quarter of 2013, FFO increased to $53.3 million or $0.26 per share (diluted) from $48.1 million or $0.26 per share (diluted) in the same prior year period. Year-to-date, FFO increased to $106.2 million or $0.51 per share (diluted) from $92.3 million or $0.51 per share (diluted) in the same prior year period. The increase in FFO is primarily due to the increase in NOI resulting from net acquisitions, development and redevelopment projects coming on line, same property NOI growth and increased interest and other income from other real estate investments. The effect of the increase in NOI was partially offset by increases in interest expense. On a per share basis, the increases in FFO were offset by an increase in the weighted average number of common shares outstanding resulting from various equity financing activities.

AFFO is calculated by adjusting FFO for non-cash and other items including interest payable in shares, straight-line rent adjustments, non-cash compensation expense, actual costs incurred for capital expenditures and leasing costs for maintaining shopping centre infrastructures, certain other gains or losses, and adjustments to convert the Company’s share of AFFO for non-controlling interest. Residential inventory pre-sale costs are recognized in AFFO when the Company recognizes revenue from the sale of residential units. The weighted average number of diluted shares outstanding for AFFO is adjusted to assume conversion of the outstanding convertible debentures.

AFFO was $56.4 million or $0.25 per share (diluted) in the second quarter of 2013 compared to $48.0 million or $0.24 per share (diluted) in the same prior year period. AFFO included $2.5 million of other net gains primarily arising from the net gain on sale of residential inventory compared to $1.6 million of other net gains in the same prior year period. AFFO was $109.3 million or $0.49 per share (diluted) in the six months ended June 30, 2013 compared to $92.4 million or $0.46 per share (diluted) in the same prior year period. AFFO included $5.0 million of other net gains primarily arising from the net gain on sale of residential inventory and realized gains on sale of marketable securities compared to $1.3 million of other net gains in the same prior year period.

Refer to the Funds from Operations, Other Gains (Losses) and (Expenses), Adjusted Funds from Operations and Net Operating Income sections in Management’s Discussion and Analysis for further information.

Property rental revenue, NOI, FFO and AFFO disclosed in this press release include the Company’s portion of its joint venture accounts presented using the equity basis in the unaudited interim consolidated financial statements.

FINANCING AND CAPITAL MARKET HIGHLIGHTS

The Company completed the following financing activities for the three and six months ended June 30, 2013:

•

Issued an additional $175 million principal amount of 3.90% senior unsecured debentures, Series Q, maturing October 30, 2023, in the quarter, bringing the total unsecured debentures issued in the year to $400 million;

•

Redeemed the $53.9 million remaining principal outstanding of its Series E senior unsecured debentures at a price of $1,025.87 for each $1,000 principal amount of debentures outstanding. Premium paid for early repayment totalled $1.4 million;

•

Prepaid or repaid in the quarter $119.4 million of mortgages payable with a weighted average interest rate of 5.53% ($165.7 million year to-date at 5.15%). Related prepayment penalties totalled $2.6 million;

•	Weighted average debt maturity of 5.9 years at June 30, 2013 compared to 5.3 years at December 31, 2012 and 4.9 years at June 30, 2012;

•	Weighted average interest rate on fixed-rate debt and senior unsecured debentures of 5.13% compared to 5.28% at December 31, 2012 and 5.37% at June 30, 2012;

•	The Company’s unencumbered assets totalled $4.1 billion at June 30, 2013 representing 55% of total assets;

•

On July 26, 2013, the Company completed an expansion and extension of its senior unsecured revolving credit facility with a syndicate of nine banks, extending the maturity to June 30, 2016. The availability on the facility was expanded from $500 million to $600 million and was priced at BA + 1.325% or Prime rate + 0.325%.

2013 GUIDANCE

The purpose of the Company’s guidance is to provide Management’s view as to the expected financial performance of the Company using factors that are commonly accepted, and viewed as meaningful indicators of financial performance, in the real estate industry. A reconciliation of the Company’s current guidance to the previously provided guidance follows.

(per share amounts, except for projected FFO, AFFO and shares outstanding)	2013 Guidance as at Q2		2013 Guidance as at Q1		Variance
	Low	High	Low	High	Low	High
Projected diluted net income per share	$1.04	$1.07	$0.88	$0.91	$0.16	$0.16

Adjustments

Projected fair value increase, deferred income taxes, other gains and losses	$(0.02)	$(0.02)	$0.15	$0.15	$(0.17)	$(0.17)

Projected FFO per share / FFO excluding other gains and losses (1)	$1.02/$1.02	$1.05/$1.05	$1.03/$1.01	$1.06/$1.04	$(0.01)/$0.01	$(0.01)/$0.01

Projected FFO ($ millions) (1)	$212.9	$219.3	$217.4	$223.8	$(4.5)	$(4.5)

Projected weighted average shares outstanding (in millions) for per share FFO calculations	209.0		211.1		(2.1)

Projected FFO ($ millions)	$212.9	$219.3	$217.4	$223.8	$(4.5)	$(4.5)

Projected weighted average shares outstanding (in millions) for per share FFO/AFFO calculations (including conversion of convertible debentures in AFFO)	225.4		227.6		(2.2)

Projected FFO per share (using weighted average AFFO shares outstanding)	$0.94	$0.97	$0.95	$0.98	$(0.01)	$(0.01)

Projected revenue sustaining capital expenditures	$(0.09)	$(0.09)	$(0.09)	$(0.09)	—	—

Projected non-cash items, net	$0.10	$0.10	$0.08	$0.08	$0.02	$0.02

Projected AFFO per share / AFFO excluding other gains and losses(1)	$0.95/$0.93	$0.98/$0.96	$0.94/$0.92	$0.97/$0.95	$0.01/ $0.01	$0.01/ $0.01

(1)	See “Non-IFRS Supplemental Financial Measures” section of this press release.

The variance in projected diluted net income per share from Q1 guidance to Q2 guidance includes the change in the other (gains) losses and expenses due to losses on settlement of debt not previously forecasted, the actual increase in the value of investment properties recorded in the quarter and associated deferred income taxes. The Company does not forecast changes in the values of investment properties when issuing guidance. These value changes are included in net income but not in FFO and AFFO.

Projections involve numerous assumptions such as rental income (including assumptions on timing of lease-up, development coming on line and levels of percentage rent), interest rates, tenant defaults, corporate expenses, the level and timing of acquisitions of income-producing properties, investments in other real estate assets, the Company’s capital structure and cost of capital raised, the number of shares outstanding and numerous other factors. Not all factors which affect our range of projected net income, FFO and AFFO are determinable at this time; actual results may vary from the projected results in a material respect, and may be above or below the range presented in a material respect.

2013 guidance (as of Q2 2013) is based on the following assumptions:

•	Total same property NOI growth of 2.5% to 2.75%; same property – stable NOI growth of 1.75% to 2.0%;

•	Other gains (losses) and (expenses) of $0.5 to $1 million, including actual amounts recorded through June 30, 2013;

•

Development, redevelopment and expansion coming on line (i.e. space turned over to tenants for fixturing) of 450,000 to 500,000 square feet with approximate invested cost of $200 to $230 million, including amounts that have come on line year-to-date;

•

Income-producing and other property acquisitions totalling approximately $150 to $200 million for the year assuming no accretion, including acquisitions completed through June 30, 2013 of $126 million;

•	Dilution from excess liquidity from financing and dispositions;

•	Disposition of approximately $233 to $260 million of income-producing properties in 2013 including dispositions of $233 million completed through June 30, 2013;

•	Revenue sustaining capital expenditures of approximately $0.80 per square foot on average; and

•	No capital raised in the second half of the year.

Readers should refer to the section below titled “Forward-Looking Statements” for important information regarding the risks and uncertainties associated with the Company’s guidance.

For further information on management’s outlook and view on the business environment please refer to the “Outlook and Business Environment” section in Management’s Discussion and Analysis for the six months ended June 30, 2013.

SUBSEQUENT EVENTS

Dividend

The Company announced today that it will pay a third quarter dividend of $0.21 per common share on October 10, 2013 to shareholders of record on September 30, 2013.

PAYMENT OF CONVERTIBLE DEBENTURE INTEREST OWING ON SEPTEMBER 30, 2013 IN SHARES

Consistent with past practice and its stated intention, First Capital Realty will pay the interest due on September 30, 2013 to holders of its 5.70% convertible unsecured subordinated debentures due June 30, 2017 (FCR.DB.D), to holders of its 5.40% convertible unsecured subordinated debentures due January 31, 2019 (FCR.DB.E), to holders of its 5.25% convertible unsecured subordinated debentures due January 31, 2019 (FCR.DB.F), to holders of its 5.25% convertible unsecured subordinated debentures due March 31, 2018 (FCR.DB.G), to holders of its 4.95% convertible unsecured subordinated debentures due March 31, 2017 (FCR.DB.H), to holders of its 4.75% convertible unsecured subordinated debentures due July 31, 2019 (FCR.DB.I) and to holders of its 4.45% convertible unsecured subordinated debentures due February 28, 2020 (FCR.DB.J) by the issuance of common shares. The number of common shares to be issued per $1,000 principal amount of debentures will be calculated by dividing the dollar amount of interest payable by an amount equal to 97% of the volume-weighted average trading price of the common shares of First Capital Realty on the Toronto Stock Exchange calculated for the 20 consecutive trading days ending on September 23, 2013. The aggregate interest payment is approximately $10.2 million.

It is the current intention of First Capital Realty to continue to satisfy its obligations to pay principal and interest on its convertible unsecured subordinated debentures by issuance of common shares.

REGULATORY FILINGS AND ADDITIONAL INFORMATION

First Capital Realty’s financial statements and MD&A for the three and six months ended June 30, 2013 will be filed today on the Company’s website at www.firstcapitalrealty.ca in the ‘Investors’ section, and on the Canadian Securities Administrators’ website at www.sedar.com.

MANAGEMENT CONFERENCE CALL AND WEBCAST

First Capital Realty invites you to participate in its live conference call with senior management announcing the Company’s second quarter results on Wednesday, July 31, 2013 at 10:00 a.m. (ET).

Teleconference:

You can participate in the live conference toll-free at 888-789-9572 or at 416-695-7806 with access code 6573767. In order to ensure your participation, please dial-in five minutes prior to the scheduled start time of the call. The call will be archived through August 13, 2013 and can be accessed by dialing toll free 800-408-3053 or 905-694-9451 with access code 6578761.

Webcast:

To access the webcast and corporate presentation, go to First Capital Realty’s website at www.firstcapitalrealty.ca and click on the link for the webcast on our Home Page. The webcast will be archived on our home page for 30 days and can be accessed thereafter in the ‘Investors’ section of our website, under ‘Conference Calls’.

Management’s presentation will be followed by a question and answer period. To ask a question, press ‘1’ followed by ‘4’ on a touch-tone phone. The conference call coordinator is immediately notified of all requests in the order in which they are made, and will introduce each questioner. To cancel your request, press ‘1’ followed by ‘3’. If you hang up, you can reconnect by dialing 888-789-9572 or 416-695-7806. For assistance at any point during the call, press ‘*0’.

ABOUT FIRST CAPITAL REALTY (TSX: FCR)

First Capital Realty is Canada’s leading owner, developer and manager of well located, high quality urban retail-centered properties where people live and shop for everyday life. The Company currently owns interests in 164 properties, including four ground-up development projects, totalling approximately 24.1 million square feet of gross leasable area and three sites in the planning stage for future retail development.

Non-IFRS Supplemental Financial Measures

First Capital Realty prepares and releases unaudited quarterly and audited consolidated annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). In this and other earnings releases and investor conference calls, as a complement to results provided in accordance with IFRS, the Company also discloses and discusses certain non-IFRS financial measures, including NOI, FFO and AFFO. These non-IFRS measures are further defined and discussed in First Capital Realty’s MD&A for the three and six months ended June 30, 2013, which should be read in conjunction with this news release. Since NOI, FFO and AFFO do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers. The Company uses and presents these non-IFRS measures as Management believes they are commonly accepted and meaningful financial measures of operating performance in the real estate industry. A reconciliation of net income and such non-IFRS measures is included in the Company’s MD&A. These non-IFRS measures should not be construed as alternatives to net income or cash flow from operating activities determined in accordance with IFRS as measures of First Capital Realty’s operating performance.

Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of applicable securities law. Forward-looking statements can be identified by the expressions “expects”, “believes”, “estimates”, “will”, “anticipates” and similar expressions. Forward-looking statements are not historical facts but reflect the Company’s current expectations regarding future results or events and are based on information currently available to Management. Certain material factors and assumptions were applied in providing these forward-looking statements, including, without limitation, those set forth in the “2013 Guidance” section of this press release. Moreover, the assumptions underlying the Company’s forward-looking statements contained in the “2013 Guidance” section of this press release also include that consumer demand will remain stable, demographic trends will continue and there will continue to be barriers to entry in the markets in which the Company operates.

Management believes that the expectations reflected in forward-looking statements are based upon reasonable assumptions; however, Management can give no assurance that the actual results or developments will be consistent with these forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the matters discussed under “Risks and Uncertainties” in First Capital Realty’s MD&A in its 2012 Annual Report and under “Risk Factors” in its current Annual Information Form. Factors that could cause actual results or events to differ materially from those expressed, implied or projected by forward-looking statements, in addition to those factors described in the aforementioned “Risks and Uncertainties” and “Risk Factors” sections, include, but are not limited to: general economic conditions; real property ownership; the availability of new competitive supply of retail properties which may become available either through construction, lease or sublease; First Capital Realty’s ability to maintain occupancy and to lease or re-lease space at current or anticipated rents; repayment of indebtedness and the availability of debt and equity financing; changes in interest rates and credit spreads; changes to credit ratings; tenant financial difficulties, the ability of health care tenants to maintain licenses, certifications and accreditations; defaults and bankruptcies; the relative illiquidity of real property; unexpected costs or liabilities related to acquisitions, development and construction; increases operating costs and property taxes; changes in governmental regulation; environmental liability and compliance costs; residential development, sales and leasing; unexpected costs or liabilities related to dispositions; challenges associated with the integration of acquisitions into the Company; uninsured losses and First Capital Realty’s ability to obtain insurance coverage at a reasonable cost; compliance with financial covenants; risks in joint ventures; matters associated with significant shareholders; geographic concentration of assets; investments subject to credit and market risk; and loss of key personnel.

Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. First Capital Realty undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except as required by applicable securities law.

All forward-looking statements in this press release are made as of the date hereof and are qualified by these cautionary statements.

* * * *

For further information:

Dori J. Segal, President & CEO, or

Karen H. Weaver, Executive Vice President & CFO

First Capital Realty Inc.

85 Hanna Avenue, Suite 400

Toronto, Ontario, Canada M6K 3S3

Tel: (416) 504-4114

www.firstcapitalrealty.ca

TSX : FCR